SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

A Publicly Listed Company

MATERIAL INFORMATION RELEASE

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa” or “Company”), in accordance with CVM Instruction No. 358/02, informs its shareholders and the market the guidances for 2013.

The new guidance for 2013 launches will be in the range of R$2.7 to R$3.3 billion, reflecting the regional focus for Gafisa and strategic markets for Tenda, of which Gafisa should represent 42% of launches and Alphavile 46%, while Tenda should account for 12% of launches in the year.

Given the focus for cash generation in 2012, Gafisa enters 2013 with a comfortable liquidity position and capital structure, having restructured debt and diversified funding sources and cash facilities. As of December 31, 2012, the relation of net debt and investor obligations to equity ratio was 95%. The Company expects this level of leverage to be stable in 2013, as compared to the current level by the end of 2012.

The Company presents as guidance for adjusted EBITDA margin the range of 12% - 14% in 2013.

The Gafisa Group plans to deliver between 13,500 and 17,500 units in 2013, of which 27% will be delivered by Gafisa, 46% by Tenda and the remaining 27% by Alphaville.

Considering the aforementioned information, the perspectives and amounts presented, the guidance for 2013 is as follows:

Launches	Guidance (2013)
Consolidated Launches	R$2.7 – R$3.3 bi
Breakdown by Brand
# Launches Gafisa	R$1.15 – R$1.35bi
# Launches Alphaville	R$1.30 – R$1.50bi
# Launches Tenda	R$250 – R$450mn
Leverage	Guidance (2013)
Consolidated	Stable (95%)
Adjusted EBITDA Margin(1)	Guidance (2013)
Consolidated	12%-14%
Delivery of Units	Guidance (2013)
Consolidated Amount	13,500 – 17,500
Breakdown by Brand
# Gafisa Delivery	3,500 – 5,000
# Alphaville Delivery	3,500 – 5,000
# Tenda Delivery	6,500 – 7,500

(1)     Adjusted EBITDA margin: EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders

It should also be pointed out that all the abovementioned premises are subject to change and involve risks and uncertainty that is beyond the Company’s control. Any changes in perception, or in the abovementioned circumstances, could mean that the results obtained differ materially from the forecasts (guidance). In that case, the guidance could be submitted to review.

São Paulo, March 11, 2013.

Gafisa S.A.

André Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer